UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934 For the month of December 2013 Commission File Number 001-35391

BROOKFIELD CANADA OFFICE PROPERTIES (Exact name of registrant as specified in its charter)

181 Bay Street, Suite 330, Brookfield Place Toronto, Ontario, Canada M5J 2T3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F ☐            Form 40-F Yes ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 17, 2013	Brookfield Canada Office Properties
		By:	/s/ Michelle L. Campbell
		Name:	Michelle L. Campbell
		Title:	Assistant Secretary

EXHIBIT LIST

Exhibit	Description
99.1	Brookfield Canada Office Properties Press Release dated December 17, 2013